Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BlueSky Energy US Inc.
875 Kootenai Cut Off Rd.
Ponderay, ID 83852
https://greenrockbatteries.com/

Up to $1,069,995.08 in Common Stock at $3.08
Minimum Target Amount: $9,997.68

Company:

Company: BlueSky Energy US Inc.
Address: 875 Kootenai Cut Off Rd., Ponderay, ID 83852
State of Incorporation: DE
Date Incorporated: May 19, 2017

Terms:

Equity

Offering Minimum: $9,997.68 | 3,246 shares of Common Stock
Offering Maximum: $1,069,995.08 | 347,401 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.08
Minimum Investment Amount (per investor): $308.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Perk Structure:

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - $500 + 5% off any battery system

Tier 2 perk - $1000 + above + Owners Cap

Tier 3 perk - $5,000 + Cap and Shirt + 5% bonus shares

Tier 4 perk - $10,000+ | 7% bonus shares

Tier 5 perk - $25,000+ | 10% bonus shares

Tier 6 perk - $50,000+ | 15% bonus shares

Tier 7 perk - $100,000+ | 20% bonus shares and an invitation to our Austrian Mountain village to receive a factory and executive tour and tour of the region with locals

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Blue Sky Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $3.08 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $308. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

BlueSky Energy US ("BlueSky") designs, sells and assembles greener, cleaner battery storage products. We have our two proprietary products, our Saltwater battery and our "Outdoor, All-Weather" Vigos product (using LTO battery tech). With these two very unique products we are quickly gaining a reputation in the energy storage world. Energy storage is one of the fastest-growing industries on the globe. For renewable energy to perform optimally, it needs storage. This industry is at the forefront of the climate change issue.

BlueSky Energy was founded in Austria as BlueSky Energy, GmbH. This is a separate company which then founded BlueSky Energy US, Inc. BlueSky Energy Gmbh is the Austrian entity and BlueSky Energy US, Inc. is the US entity: The US entity is following the same path as BlueSky GmbH. Selling, assembling and shipping our proprietary batteries (saltwater and Vigos). Currently importing the proprietary battery from Austria but also selling batteries from other vendors. The US entity will build up their engineering & manufacturing teams and will eventually build (fabricate) the batteries in-house so not to have to import heavy batteries from Europe. US entity will develop their own resellers (partnerships with solar and other renewable energy companies) who will sell our various products as well as install.

The Austrian entity: Same as above but larger, more advanced, with a 3-year head-start. Today, most engineering occurs at the BlueSky GmbH site. New product roll-outs, etc.

Contractual obligations: The only contractual agreements are a patent agreement, allowing US an exclusive and free use of all BlueSky GmbH patents & trademarks and Intellectual Property.

Funds are not flowing to the Austria parent - these funds are strictly for the improvement and growth of the US entity. Funds are dedicated for the growth of our US entity.

US entity's management (residence and self-governance for the most part) - the US team is self-governing. The US team is managing and responsible for growing the business.

Competitors and Industry

Industry

The renewable energy industry, specifically energy storage, is arguably one of the fastest-growing and dynamic industries around. In September 2020, Wood Machenzie published a report claiming that Global Energy Storage capacity should grow at CAGR of 31% to 2030.

Competition

There are many different energy storage (battery) technologies and many different companies. You know Tesla of course. But the industry right now is growing so fast, it could support ten companies the size of Tesla. For the Saltwater battery and the Vigos 'LTO' battery, there is no direct competition in North America. There is no other saltwater battery on the planet like ours. But of course, we will compete with a myriad of products and companies.

Current Stage and Roadmap

Current Stage

We have been selling the Saltwater battery for five years in Europe and one year in North America. We have begun selling the Vigos all-weather 'LTO' battery in Europe as of Jan 2021.

Future Roadmap

The next-gen saltwater battery is planned to be available (from Europe) in August 2021. BlueSky Energy US will offer both battery systems here in the US. In addition, we plan to apply for all the necessary UL certifications for grid-connected systems (the toughest cert) and we wish to purchase tooling to begin manufacturing the components here in Idaho which will greatly reduce our need to import from Europe or elsewhere.

The Team

Officers and Directors

Name: Lyle Gold

Lyle Gold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Executive Officer (CEO)
  Dates of Service: January 25, 2015 - Present
  Responsibilities: Founded BlueSky Energy US. Run day-to-day processes, develop new products and strategize for the future. Mr. Gold's annual salary is 72K.

Name: Christian Trucco

Christian Trucco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: January 13, 2020 - Present
  Responsibilities: He holds the title of Secretary as an officer, but his primary role is head of operations. Mr. Trucco's annual salary is $70K.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational BlueSky battery or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Vigos Battery and next-generation Saltwater battery. Delays or cost overruns in the development of our Vigos Battery and next-generation Saltwater battery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. In addition if the owner of a majority of the outstanding shares of the Company elects to sell those shares to an third party not affiliated with the majority shareholder in an arms-length transaction, the Bylaws of the Company permit the majority shareholder to require all other shareholders to sell their shares to such third party on the same terms and conditions as the shares owned by the majority shareholder are to be sold to such third party.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

BlueSky Energy US was formed on 5/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BlueSky Energy US has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has an exclusive license to all trademarks, copyrights, Internet domain names, and trade secrets of BlueSky Energy GmbH. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our Intellectual Property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our Intellectual Property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BlueSky Energy US or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BlueSky Energy US could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BSE Austria (Hansjoerg Weisskopf - 50% and Horst Wolf - 50%_	4,050,000	Common Stock	62.31

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 347,401 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 2,000,000 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

Revenue for fiscal year 2020 was approximately $347K. As we all know, 2020 was a difficult year to start a new business. During this year we created the US branch of our existing Austrian entity. We hired four employees and leased a factory large enough to begin manufacturing. We have not yet focused on sales and marketing, and spent our time developing the processes and structures necessary for duplicating the success already experienced by the Austrian entity.

Despite our lack of outreach efforts, our sales for this year were strong. The interest in our new outdoor-rated Vigos and our Saltwater battery systems continues to outpace our supply. As we roll out the new Vigos and the Austrian-built Saltwater battery, with an increase in manufacturing capacity, we are confident in our growth potential -- and are planning for $4M in US revenue between Q3 2021 and the end of Q4 2022.

Historical results and cash flows:

Prior to 2020, BlueSky was operating only as a one-person entity working to spread the knowledge of saltwater batteries here in the USA. There was very little revenue; it was mostly letter-writing and email activity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have roughly $40k in the bank. We also can ask for loans from our parent company in Austria.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical. It will be several years before we could move forward with UL certification and tool up for local assembly if we did not have these funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We could continue moving very, very slowly as we are today for quite some time. But that would mean no growth, no increase in headcount and we would not able to offer to the market our two new battery products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We might be able to get started with UL but it will take longer and we will not be able to hire the experts we desire. We would only be able to operate for approximately four months.

How long will you be able to operate the company if you raise your maximum funding goal?

We can operate for one-year minimum if we raise our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, we are considering increasing our Reg CF or additional offerings to 2M or 3M sometime in the future. However, this option is not set in stone.

Indebtedness

- **Creditor:** BlueSky Energy GmbH
  Amount Owed: $338,700.00
  Interest Rate: 0.0%
  In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

- **Creditor:** Economic Injury Disaster Loan
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  The Company also received a grant of $5,000 under the Economic Injury Disaster Loan program also provided for under the CARES Act of 2020. This grant has also been recorded as Other Income in 2020.

Related Party Transactions

- **Name of Entity:** BlueSky Energy GmbH
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Long-Term Loan
  Material Terms: In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

Valuation

Pre-Money Valuation: $20,020,000.00

Valuation Details:

We are following an already successful model from our parent company. We have exclusive rights to all development and products from the Austrian entity and also have our own IP and products. There are over 500 Greenrock systems worldwide (produced primarily by the Austrian entity) and over 3,000 saltwater batteries installed.

Our two batteries are unique and only licensed outside of Europe through us. We have nearly $500k in revenue in our first full year (2020). We feel the market for this industry to be very strong with an eagerness to invest. Battery companies are valued quite well in this market

The pre-money valuation has been calculated on a fully diluted basis.The company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.68 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  We need an Admin and 2 engineers

- *Marketing*
  66.5%
  We need to obtain UL certification of our battery products for grid-connected users

If we raise the over allotment amount of $1,069,995.08, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We have flown under the radar for the past 2 years; we will ramp up our marketing once our two batteries are ready for North America (proper UL

certifications, etc)

- *Research & Development*
  50.0%
  We have to obtain the proper UL certifications. Than can be an expensive endeavor but we are ready.

- *Operations*
  20.0%
  We need to prepare for in-house manufacturing of our battery systems. Operations personnel and others

- *Company Employment*
  16.5%
  We will need quality control expert, shipping receiving personnel, HR and purchasing staff.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://greenrockbatteries.com/ (On the tab "About Us").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blue-sky-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BlueSky Energy US Inc.

[See attached]

BLUESKY ENERGY US INC.

(a Delaware corporation)

d/b/a Green Rock Batteries

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 23, 2021

To: Board of Directors
        BLUESKY ENERGY US INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of BLUESKY ENERGY US INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BLUESKY ENERGY US INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	38,725	$	15,977
Inventory		30,741		60,000
Other current assets		98		0
Total current assets		69,564		75,977
Fixed assets, net of accumulated depreciation		12,625		0
Total Assets	$	82,188	$	75,977
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	23,579	$	79,278
Other accrued liabilities		8,405		0
Total Current Liabilities		31,984		79,278
Long-term note, related party		338,748		24,930
Total Liabilities		370,732		104,208
SHAREHOLDERS' EQUITY				
Common stock (10,000,000 shares authorized, 6,500,000 and 6,500,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		0		0
Retained deficit		(288,544)		(28,231)
Total Shareholders' Equity		(288,544)		(28,231)
Total Liabilities and Shareholders' Equity	$	82,188	$	75,977

See Accountant's Review Report and Notes to the Financial Statements

BLUESKY ENERGY US INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

		2020		2019
Revenues, net	$	347,158	$	133,794
Less: cost of goods sold		325,624		35,930
Gross profit		21,534		98,339
Operating expenses				
General and administrative		282,208		112,181
Professional fees		4,203		0
Total operating expenses		286,411		112,181
Net Operating Income (Loss)		(264,877)		(13,842)
Depreciation and amortization (expense)		(435)		0
EIDL Grant income		5,000		0
Income tax (provision) benefit		–		–
Net Income (Loss)	$	(260,312)	$	(13,842)

See Accountant's Review Report and Notes to the Financial Statements

BLUESKY ENERGY US INC.
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	Common Stock		Retained Deficit	Total Members' Equity (Deficit)
	# Shares	$		
Balance as of January 1, 2019	6,500,000	$ 0	$ (14,389)	$ (14,389)
Net loss			(13,842)	(13,842)
Balance as of December 31, 2019	6,500,000	$ 0	$ (28,231)	$ (28,231)
Net loss			(260,312)	(260,312)
Balance as of December 31, 2020	6,500,000	$ 0	$ (288,543)	$ (288,543)

See Accountant's Review Report and Notes to the Financial Statements

BLUESKY ENERGY US INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (260,312)	$ (13,842)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	435	0
Changes in operating asset and liabilities:		
Decrease (Increase) in inventory	29,259	(60,000)
Decrease (Increase) in other current assets	(98)	0
Increase (Decrease) in accounts payable	(50,984)	60,000
Increase (Decrease) in other accrued liabilities	8,405	0
Net cash provided by (used in) operating activities	(273,295)	(13,842)
Investing Activities		
Purchases of long-lived assets net of any proceeds from disposals	(13,060)	0
Net cash used in investing activities	(13,060)	0
Financing Activities		
Net proceeds (repayment) of long-term loan, related party	309,103	24,930
Net cash provided by financing activities	309,103	24,930
Net change in cash and cash equivalents	22,748	11,088
Cash and cash equivalents at beginning of period	15,977	4,889
Cash and cash equivalents at end of period	$ 38,725	$ 15,977

See Accountant's Review Report and Notes to the Financial Statements

BLUESKY ENERGY US INC.
NOTES TO FINANCIAL STATEMENTS
For calendar years ended December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

BLUESKY ENERGY US INC. (the "Company") does business as Green Rock Batteries and was organized as a corporation under the laws of Delaware on May 18, 2017. The Company builds and installs industrial grade battery power systems.

Since Inception, the Company has limited commercial operations history. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2020 and 2019. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit and Customer Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are deposited in demand with two financial institution in the United States. Cash and cash equivalents deposited at time may be in excess of the federally insured limits. Management believes that the Company's investments in

cash and cash equivalents have minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers. Revenue from its many customers are not concentrated with any one customer.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $38,725 and $15,977 of cash on hand, respectively.

Accounts Receivable
Some customers of the Company pay at the time of ordering or purchasing but others are afforded credit for their purchases. When the Company sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2020, there is no provision for obsolete inventory.

Fixed Assets
Fixed assets, such as processing equipment, computer equipment and capitalized software, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

See Accountant's Review Report

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the specification, building and installation of battery power systems.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a corporation for federal and state income tax purposes. Accordingly, the Company has to account for and accrue its own income tax liability. As the Company has incurred primarily losses since inception, no material provision for income taxes exists as of the balance sheet dates.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of a capital equipment, warehouse equipment, leasehold improvements and other intangible assets:

	2020	2019
Beginning balance, net	$ 0	$ 0
Add: asset additions	13,060	0
Less: depreciation and amortization expense	(435)	0
Ending balance of long-lived assets, net	**$ 12,625**	**$ 0**

NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a 2020 tax return has not yet been reached for the Company but the Company has filed in accordance with all of its 2019 filing obligations. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 6 –DEBT

Long-Term Loan
In 2019, the Company has a long-term related party financing from its parent company. The loans do not bear interest or have a fixed maturity date.

The Company also received a grant of $5,000 under the Economic Injury Disaster Loan program also provided for under the CARES Act of 2020. This grant has also been recorded as Other Income in 2020.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan. Additionally, the Company has revolving credit with it's parent company as described in Note 6.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $1,070,000 in 347,750 shares common stock of in a fundraising campaign intended to be exempt from registration under Regulation CF. The securities offering is anticipated to be listed with Microventures, a FINRA approved crowdfunding portal.

Management's Evaluation
Management has evaluated subsequent events through February 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Blue Sky Energy

Sustainable Energy Storage





BLUESKY
ENERGY

Website Ponderay, ID ENVIRONMENT

$0.00 raised

0 Investors	$20M Valuation
$3.08 Price per Share	$308.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Our parent company, BlueSky Energy, GmbH, is a growing, Austrian-based company that builds, designs, and sells battery storage systems using environmentally friendly, and inherently safe, saltwater and Lithium Titanate Oxide technologies for the residential and commercial market.

Overview Terms Updates Comments Follow

Reasons to Invest

- Battery Energy Storage System Market Size is projected to reach USD 6.9 Billion by 2025 - a 4.7 Billion jump since 2019. Because our systems can be scaled to meet any consumer or commercial power needs, much of the market is in our grasp.
- The growing renewable energy sector, which increases the need for energy storage, is expected to promulgate the market.
- The demand for uninterrupted power is expected to rise exponentially in the coming years due to continuous population growth, infrastructure development, rapid industrialization, and ever-increasing environmental volatility.

OVERVIEW

Meet Blue Sky Energy - Bringing You Clean, Safe Energy Storage

When thinking of energy conservation, solar power is often the first thing that comes to mind. But with the reality and unpredictability of climate change - we can't always expect the sun to do the work on its own.


Solar Power
is Amazing

That's where energy storage comes in, with BlueSky Energy as your leading, sustainable force. We create safe and reliable power storage systems to maximize the capture and re-use of renewable energy sources with a focus on minimizing environmental impact.

Clean Energy Storage for Clean Energy




VIGUS

THE PROBLEM

Climate Change is Happening

And while the current renewable energy sector is doing all it can, we are still all being affected.

Within that sector, you need energy storage: AKA batteries. Batteries store your renewable energy so you can use it when you need it - without being affected by changing weather conditions.

While the battery industry is solving some problems in renewable energy, it's also contributing to others by using scarce, expensive, and sometimes harmful materials like cobalt. We believe there aren't enough energy solutions that provide people with clean, safe, reliable alternatives to these products.



Lithium batteries with Cobalt

Bad For The Environment & Unreliable For You

THE SOLUTION

Harmless Batteries for You and the Planet

We wanted to provide solutions to battery storage that were better both for the consumer and the environment.

We do this in two ways...

Store Solar Energy In A Safer S

Store Solar Energy In A Safer & More Eco-Friendly Way





The Saltwater Battery

VIGOS

1. **The Saltwater Battery**: totally green, endurance-based battery
2. **VIGOS:** a power-based solution with twice the lifespan of other batteries, free from harmful mining practices like those required with cobalt

Be your own

Self-Contained, Energy Efficient Island!





A Green Market Only Getting Greener

Battery Energy Storage System Market Size is projected to reach USD 6.9 Billion (source) by 2025 - that's more than three times the size it was in 2019.

With declining prices of lithium-ion batteries, and increased demand for uninterrupted power supplies, the North American energy storage market alone is expected to grow at a CAGR of approximately 46.35% (source) during the same forecast period.

North America Energy Storage Market

Projected Value: **$6.9 Billion**

CAGR: **46.35%**

Study Period: **2016 - 2026**

2020   2025

Also, the growing renewable energy sector, which accelerates the need for energy storage, is expected to propagate that market.

Because our systems are scalable to reach any of the consumer's sizing and power needs,

Much Of The Market Is Within Our Reach.



OUR TRACTION

Our Milestones

Here's a timeline of some of our recent successes, and upcoming ones:

- In 2017 we sold our first Greenrock Saltwater Plug & Play system, and now we have installed over 500 systems around the world (source)

- In 2019, we began selling power systems in North America with a formal expansion into our US headquarters in 2020.

- In Jan. 2021, Austria shipped the first VIGOS, installing 3 All-Weather Systems across Europe. This product will be available to us in the United States in Q2 of 2021, and is already gaining traction within our consumer population.

- By Q2 of 2021, we expect a third flagship product, CEL3050, will be released and is a smaller version of VIGOS


CEL 3050





WHAT WE DO

Green Energy Storage to Meet Your Needs

From small homeowners to large industrial conglomerates - it's important to us to learn about our customers' varying needs.

That's why we designed systems using our product range of high-powered VIGOS or endurance-based Saltwater batteries, and integrate them with various fabricated or off-the-shelf parts such as inverters, controllers, cables, and battery management systems.



Additional Battery Specifications:

The Saltwater Battery:

- 100% renewable, safe and made from abundant materials.
- No harmful mining practices, no extraction of rare-earth materials
- Toxic-free, with no special shipping or handling required (highly uncommon in the energy storage industry)